Exhibit 99.62

GRANDVIEW GOLD INC.
330 Bay Street, Suite 820, Toronto, ON M5H 2S8

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

to be held on November 29, 2010

TO THE SHAREHOLDERS OF GRANDVIEW GOLD INC.

NOTICE IS HEREBY GIVEN that an annual meeting (the "Meeting") of shareholders ("Shareholders") of common shares ("Common Shares") of Grandview Gold Inc. (the "Corporation") will be held at 130 King Street West, Suite 1600, Toronto, ON M5X 1J5 at 10:00 a.m. (Toronto time) on November 29, 2010 for the following purposes:

1.	to receive the financial statements of the Corporation for the year ended May 31, 2010, together with the auditors' report thereon;

2.	to elect the directors of the Corporation for the ensuing year;

3.	to appoint the auditors of the Corporation for the ensuing year and authorize the directors to fix their remuneration; and

4.	to transact such other business as may properly be brought before the Meeting or any adjournment or adjournments thereof.

The specific details of the matters to be put before the Meeting as identified above are set forth in a management information circular (the "Circular") of the Corporation accompanying and forming part of this notice. Shareholders should refer to the Circular for more detailed information with respect to the matters to be considered at the Meeting.

If you are a registered shareholder of the Corporation and are unable to attend the Meeting in person, please date and execute the accompanying form of proxy and return it in the envelope provided to Equity Financial Trust Company, the registrar and transfer agent of the Corporation, at 200 University Avenue, Suite 400, Toronto, Ontario M5H 4H1 by no later than 5:00 p.m. (Toronto time) on November 25, 2010, or in the case of any adjournment of the Meeting, not less than 48 hours prior to the time of such meeting.

If you are not a registered shareholder of the Corporation and receive these materials through your broker or through another intermediary, please complete and return the form of proxy in accordance with the instructions provided to you by your broker or by the other intermediary.

The directors of the Corporation have fixed the close of business on October 25, 2010 as the record date for the determination of the shareholders of the Corporation entitled to receive notice of the Meeting.

By order of the Board of Directors

"Dr. Michael Hitch"

DR. MICHAEL HITCH, PhD., P. Geo
Chairman of the Board of Directors

October 25, 2010